Exhibit 99.1

KOBEX MINERALS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

Three months ended March 31, 2012 and 2011

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

These unaudited financial statements have been prepared by management of the Company and have not been reviewed by the Company’s independent auditor.

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Financial Position
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

As at March 31, 2012 and December 31, 2011
	Note	March 31 2012	December 31 2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$37,037,930	$37,196,933
Marketable securities	3	333,333	708,453
Receivables and prepaids	4	218,652	418,214
		37,589,915	38,323,600

LEASEHOLD IMPROVEMENTS		2,685	3,585

Total assets		$37,592,600	$38,327,185

LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$189,277	$204,557

SHAREHOLDERS' EQUITY

Share Capital	6	81,433,166	81,420,138
Contributed Surplus		9,880,240	9,880,240
Accumulated Other Comprehensive Income		(1,680)	(1,680)
Deficit		(53,908,403)	(53,176,070)
		37,403,323	38,122,628

Nature of operations	1
Commitments	10

		$37,592,600	$38,327,185

The notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on May 4, 2012 and were signed on its behalf by:

"Alf Hills"	Director
May 4, 2012

"Jim O'Rourke"	Director
May 4, 2012

[ 2 ]

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

		Three months ended	Three months ended
	Note	March 31, 2012	March 31, 2011
EXPENSES
Consulting		$73,803	$25,193
Corporate development and investor relations		106	106
Amortization		900	919
Exploration	5	70,801	101,843
Office and sundry		35,722	48,270
Professional fees		25,658	12,590
Rent, parking and storage		57,344	60,371
Salaries and employee benefits		193,071	255,433
Transfer agent and regulatory fees		19,612	19,242
Travel and accommodation		2,292	6,112
		479,309	530,079
LOSS BEFORE UNDERNOTED ITEMS		(479,309)	(530,079)

OTHER INCOME (EXPENSE)
Foreign exchange loss		(291)	(69,508)
Interest income		122,387	119,103
Impairment of marketable securities	3	(375,120)	-
		(253,024)	49,595
LOSS FOR THE PERIOD		$(732,333)	$(480,484)

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of available-for-sale marketable securities	3	-	(749,700)
		-	(749,700)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		$(732,333)	$(1,230,184)

Basic and diluted loss per share		$(0.02)	$(0.01)
Weighted average number of shares outstanding		46,072,419	46,008,638

For the three months ended March 31, 2012 and 2011

The notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

[ 3 ]

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011
For the three months ended March 31, 2012	Note	Shareholders' Equity Total	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

Balance - December 31, 2011		$38,122,628	$81,420,138	$9,880,240	$(1,680)	$(53,176,070)
Loss for the period		(732,333)	-	-	-	(732,333)
Proceeds from the exercise of 24,581 share options	6	13,028	13,028	-	-	-
Balance March 31, 2012		$37,403,323	$81,433,166	$9,880,240	$(1,680)	$(53,908,403)

For the three months ended March 31, 2011		Shareholders' Equity Total	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

Balance - December 31, 2010		$40,872,443	$81,325,651	$9,713,677	$652,837	$(50,819,722)
Loss for the period		(480,484)	-	-	-	(480,484)
Change in fair value of available-for-sale marketable securities	3	(749,700)	-	-	(749,700)	-
Proceeds from the exercise of 90,755 share options	6	60,587	60,587	-	-	-
Contributed surplus reallocated to share capital upon the exercise of 90,755 share options		-	33,900	(33,900)	-	-

Balance March 31, 2011		$39,702,846	$81,420,138	$9,679,777	$(96,863)	$(51,300,206)

The notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

[ 4 ]

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

		Three months ended	Three months ended
	Note	March 31, 2012	March 31, 2011
CASH PROVIDED FROM (USED FOR)

Cash flows from operating activities
Loss for the period		$(732,333)	$(480,484)
Adjustments for items not affecting cash
Amortization		900	919
Impairment of marketable securities	3	375,120	-
Changes in:
Receivables and prepaids		199,562	145,010
Accounts payable and accrued liabilities		(15,280)	8,315
		(172,031)	(326,240)

Cash flows from financing activities
Exercise of share options	7	13,028	60,587
		13,028	60,587

DECREASE IN CASH AND CASH EQUIVALENTS		(159,003)	(265,653)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		37,196,933	38,852,899

CASH AND CASH EQUIVALENTS - END OF PERIOD		$37,037,930	$38,587,246

The notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

[ 5 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

1.           NATURE OF OPERATIONS

Kobex Minerals Inc. (the “Company”) is a public company listed on the TSX Venture Exchange in Canada and the NYSE-Amex Exchange in the United States. The Company is engaged in the business of acquisition, exploration and development of mineral properties. The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historic cost basis except for marketable securities; the recognition and measurement of which is described in this Note 3 below.

Use of Estimates

The preparation of condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and provisions, income and expenses and the disclosure of contingent assets and liabilities at the date of these financial statements. Significant areas requiring the use of management estimates relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Functional and Foreign Currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company and all its subsidiaries functional currency.  All financial information presented in Canadian dollars has been rounded to the nearest dollar.

Transactions in currencies other than the functional currency of an entity are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

[ 6 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company transactions and balances and any unrealized income and expenses arising on inter-company transactions are eliminated in preparing these interim financial statements.

Mineral Properties

Except for direct costs related to the acquisition of exploration stage resource property interests, all exploration and evaluation expenditures including those incurred prior to an exploration licence being obtained are charged to profit or loss as they are incurred until a property reaches the development stage.

The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.  When it is determined that a project or property will be abandoned, then the costs are written-off.

The Company’s tangible assets are reviewed by Management for an indication of impairment at each statement of financial position date.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the present value of management’s best estimate. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

When the liability is initially recorded the Company capitalizes the cost by increasing the fair value amount of the related long-life assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at March 31, 2012 and December 31, 2011 the Company does not have any asset retirement obligations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates that are expected to

[ 7 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Potential deferred income tax assets are not recognized to the extent that they are not considered probable to be realized.

Leasehold Improvements

Leasehold improvements are recorded at cost and are amortized over their estimated useful life.

Asset	Basis	Rate
Leasehold Improvements	Straight-line	Lesser of estimated usful life and term of lease

The Company conducts an annual assessment of the residual balances and useful life being used for leasehold improvements and any changes arising from the assessment are applied by the Company prospectively.

Share-Based Compensation

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as settled share-based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of options on the date of the grant is recognized as an expense, with a corresponding increase in contributed surplus, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is re-allocated to share capital.

Financial Instruments - Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets classified as held to maturity, loans and other receivables, and other liabilities are measured initially at fair value and subsequently at amortized cost. Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income (loss). Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in profit or loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in profit or loss.

[ 8 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments - Recognition and Measurement (continued)

The Company has classified its financial instruments as follows:

i)	Cash and cash equivalents are classified as “Loans and Receivables”.
ii)
Marketable securities are classified as either “Available-for-sale” or “Held-for-trading”. “Available-for-sale” securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income. The fair value of marketable securities is obtained by reference to the closing quoted market price on the financial position dates.

iii)	Receivables and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.
iv)	Accounts payable and accrued liabilities are classified as “Financial Liabilities” and are carried at their amortized cost.

New Pronouncements

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended March 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the financial statements of the Group.

3.           MARKETABLE SECURITIES

For the three months ended March 31, 2012
	January 1, 2012	Adjustment	March 31, 2012
	Fair value	to Fair value	Fair value
Available-for-sale investments
Venturi Ventures Inc.	$120	$(120)	$-
Blue Sky Uranium Corp.	708,333	(375,000)	333,333

Total marketable securities	$708,453	$(375,120)	$333,333
For the year ended December 31, 2011
	January 1, 2011	Adjustment	December 31, 2011
	Fair value	to Fair value	Fair value
Available-for-sale investments
Venturi Ventures Inc.	$900	$(780)	$120
Blue Sky Uranium Corp.	2,083,333	(1,375,000)	708,333

Total marketable securities	$2,084,233	$(1,375,780)	$708,453

As at March 31, 2012, the quoted market value of its investment in Blue Sky Uranium Corp. (“Blue Sky”) common shares was $333,333 (December 31, 2011 $708,333). Due to the continuous decline of Blue Sky share prices, the Company has recorded an impairment of $375,000 in the three months ended March 31, 2012 ($Nil in the three months ended March 31, 2011).  During the year ended December 31, 2011, the fair value of the Blue Sky shares fell by $1,375,000, from $2,083,333 to $708,333, including $750,000 in the three months ended March 31, 2011.  $666,667 of the $1,375,000 was recognized as an impairment of marketable securities and $708,333 as a reduction in accumulated other comprehensive income.

[ 9 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

As the estimated net realizable value of the Company’s investment in Venturi Ventures Inc. common shares at March 31, 2012 was zero dollars, the remaining carrying value of the investment was written off and an impairment of $120 in the three months ended March 31, 2012 was recorded.  In the three months ended March 31, 2011 there was an increase in fair value of the Venturi Ventures Inc. shares of $300 and a downward adjustment to fair value of $780 during the twelve months ended December 31, 2011.

4.           RECEIVABLES AND PREPAIDS

The table below summarizes the receivables and prepaids.

	March 31, 2012	December 31, 2011

Accrued interest on cash and cash equivalents	$60,347	$286,790
Deposit	50,000	50,000
Other receivables	36,766	15,318
	147,113	352,108
Prepaids	71,539	66,106
Total Receivables and prepaids	$218,652	$418,214

5.           MINERAL PROPERTIES

General exploration expenditures for the three-months ended March 31, 2012 amounted to $70,801 and $101,843 in the three months ended March 31, 2011.  There were no mineral property acquisition costs during the same periods.

(a)	Mel Property:

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory, approximately 80 kilometres east-north-east of the town of Watson Lake.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd. The Mel Property currently consists of 257 mineral claims, with the main targets being zinc, lead and barite.

(b)	Barb Property:

The wholly-owned property consists of 21 mineral claims situated in the Watson Lake Mining District, Yukon Territory, approximately 100 kilometres north of the town of Watson Lake, with the main targets being zinc, lead and silver.

6.           SHARE CAPITAL

Authorized	-	unlimited common shares without par value
-	100,000,000 preferred shares without par value

Issued and outstanding as at March 31, 2012 – 46,057,832 (see Condensed Consolidated Statement of Changes in Equity)

(a)	In February 2012, 24,581 share options were exercised at $0.53 for total proceeds of $13,028 to the Company.

[ 10 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

(b)           Share options and share-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The share options granted are subject to a four-month hold period and exercisable for a period up to ten years.

There were no share options granted during the three months ended March 31, 2012.  However, during the three months ended March 31, 2012, the Company cancelled 17,500 options and a further 729,980 share options expired prior to their exercise.

For the three-month period ended March 31, 2012, the Company did not incur a share-based compensation expense.

A summary of the changes in the number of share options outstanding and exercisable for the three-month period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number of options	Weighted average	Number of options	Weighted average
	outstanding	exercise price $	outstanding	exercise price $
Balance, beginning of year	3,924,558	$1.22	4,016,829	$1.54
Granted	-	$-	432,500	$0.80
Exercised	(24,581)	$0.53	(90,755)	$0.67
Cancelled/Forfeited	(17,500)	$0.89	(256,600)	$0.85
Expired	(729,980)	$2.46	(177,416)	$8.40
Outstanding, end of period	3,152,497	$0.94	3,924,558	$1.22
Exercisable, end of period	3,152,497	$0.94	3,924,558	$1.22

The weighted average life of the options outstanding as at March 31, 2012 was 2.84 years.

As at March 31, 2012, the following share options were outstanding:

Number of	Number of	Exercise Price
Options Granted	Options Vested	per share	Expiry Date
1,381	1,381	$12.81	November 8, 2012
182,989	182,989	$1.67	December 12, 2012
30,569	30,569	$6.73	February 5, 2013
68,136	68,136	$1.09	February 25, 2014
229,422	229,422	$0.53	February 26, 2014
1,650,000	1,650,000	$0.82	October 26, 2014
565,000	565,000	$0.96	November 1, 2015
425,000	425,000	$0.80	November 8, 2016
3,152,497	3,152,497

[ 11 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

7.           CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders. To meet these objectives, the Company will ensure it has sufficient cash resources and financial flexibility to pursue future acquisition, exploration and development of mineral properties, and fund potential business acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2012.

8.           MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars (“USD”):

	March 31, 2012	December 31, 2011
	USD	USD
Cash	$8,837	$40,434
Accounts payable and accrued liabilities	-	(1,979)
	$8,837	$38,455

Based on the net exposures as at March 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a $837 loss or gain in the Company’s profit or loss.

Credit Risk:  Credit risk is the risk of an unexpected loss should a third party to a financial instrument fail to meet its contractual obligations. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.  The Company is subject to credit risk on its cash and cash equivalents and receivables. As at March 31, 2012, the Company had a concentration of credit risk in respect amounts held by a subsidiary of one Canadian chartered bank in the amount of approximately $36,500,000.

[ 12 ]

KOBEX MINERALS INC.

Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2012 and 2011

Market Risk: The Company is exposed to fluctuations in world metal markets prices and to fluctuation in equity prices. Metal markets price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these metals affect the value of the Company and the potential value of its mineral property interest and marketable securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results. The Company’s cash is primarily invested in bank accounts and guaranteed investment certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at March 31, 2012 will provide sufficient financial resources to carry out its operations through the 2012 financial year and also to allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. Changes in interest rates impact the Company primarily on its cash and cash equivalents by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy for determining how much of the Company’s exposure should be to fixed or variable rates.

9.           SEGMENTED INFORMATION

The Company has determined that it has one reportable segment. The Company's operations are substantially all related to mineral exploration and development activities and, accordingly, has no reportable segmented revenues or operating results.

10.           COMMITMENTS

The Company has entered into a lease agreement for office premises, which expires on January 30, 2013, whereby the Company’s rental obligations at March 31, 2012 are as follows:

2012	$ 296,760
2013	32,974
$ 329,734

The Company has entered into agreements to sub-lease a portion of its office premises for terms expiring January 30, 2013 for $14,400 per month, for totals of $129,600 in 2012 and $14,400 in 2013, in which the sub-tenants are responsible for proportionate shares of rents, real estate taxes, operating costs and utilities.

[13]